================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934

                                   ADECCO S.A.
                                ----------------
                                (Name of Issuer)

            REGISTERED AND BEARER SHARES, NOMINAL CHF 1.00 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    H0036T106
                                 --------------
                                 (CUSIP Number)

                               Dr. Andreas Jacobs
                                Jacobs Holding AG
                                 Seefeldquai 17
                                Postfach CH-8034
                               Zurich, Switzerland
                                 +41 1 388 61 61
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 21, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

                                  SCHEDULE 13D

CUSIP No. H0036T106

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Jacobs Holding AG (formerly known as KJ Jacobs AG)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

NUMBER OF SHARES         7         SOLE VOTING POWER
BENEFICIALLY OWNED                 15,187,399
BY EACH REPORTING        8         SHARED VOTING POWER
PERSON WITH                        30,804,170(1)
                         9         SOLE DISPOSITIVE POWER
                                   15,187,399
                         10        SHARED DISPOSITIVE POWER
                                   30,804,170(1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,804,170(1)

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.4%

14        TYPE OF REPORTING PERSON
          CO

----------
(1) Included in these figures are the securities reported by Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Jacobs Venture AG

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

NUMBER OF SHARES         7         SOLE VOTING POWER
BENEFICIALLY OWNED                 -
BY EACH REPORTING        8         SHARED VOTING POWER
PERSON WITH                        30,804,170(1)
                         9         SOLE DISPOSITIVE POWER
                                   -
                         10        SHARED DISPOSITIVE POWER
                                   30,804,170(1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,804,170(1)

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.4%

14        TYPE OF REPORTING PERSON
          CO

----------
(1) Included in these figures are the securities reported by Jacobs Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Klaus J. Jacobs

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

NUMBER OF SHARES         7         SOLE VOTING POWER
BENEFICIALLY OWNED                 7,000,000
BY EACH REPORTING        8         SHARED VOTING POWER
PERSON WITH                        30,804,170(1)
                         9         SOLE DISPOSITIVE POWER
                                   7,000,000
                         10        SHARED DISPOSITIVE POWER
                                   30,804,170(1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,804,170(1)

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.4%

14        TYPE OF REPORTING PERSON
          IN

----------
(1) Included in these figures are the securities reported by Jacobs Holding AG, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Renata I. J. Jacobs

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

NUMBER OF SHARES         7         SOLE VOTING POWER
BENEFICIALLY OWNED                 5,802,471
BY EACH REPORTING        8         SHARED VOTING POWER
PERSON WITH                        30,804,170(1)
                         9         SOLE DISPOSITIVE POWER
                                   5,802,471
                         10        SHARED DISPOSITIVE POWER
                                   30,804,170(1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,804,170(1)

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.4%

14        TYPE OF REPORTING PERSON
          IN

----------
(1) Included in these figures are the securities reported by Jacobs Holding AG, Klaus J. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Lavinia Jacobs

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

NUMBER OF SHARES         7         SOLE VOTING POWER
BENEFICIALLY OWNED                 601,500
BY EACH REPORTING        8         SHARED VOTING POWER
PERSON WITH                        30,804,170(1)
                         9         SOLE DISPOSITIVE POWER
                                   601,500
                         10        SHARED DISPOSITIVE POWER
                                   30,804,170(1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,804,170(1)

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.4%

14        TYPE OF REPORTING PERSON
          IN

----------
(1) Included in these figures are the securities reported by Jacobs Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Nicolas Jacobs

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

NUMBER OF SHARES         7         SOLE VOTING POWER
BENEFICIALLY OWNED                 737,500
BY EACH REPORTING        8         SHARED VOTING POWER
PERSON WITH                        30,804,170(1)
                         9         SOLE DISPOSITIVE POWER
                                   737,500
                         10        SHARED DISPOSITIVE POWER
                                   30,804,170(1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,804,170(1)

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.4%

14        TYPE OF REPORTING PERSON
          IN

----------
(1) Included in these figures are the securities reported by Jacobs Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Philippe Jacobs

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

NUMBER OF SHARES         7         SOLE VOTING POWER
BENEFICIALLY OWNED                 737,500
BY EACH REPORTING        8         SHARED VOTING POWER
PERSON WITH                        30,804,170(1)
                         9         SOLE DISPOSITIVE POWER
                                   737,500
                         10        SHARED DISPOSITIVE POWER
                                   30,804,170(1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,804,170(1)

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.4%

14        TYPE OF REPORTING PERSON
          IN

----------
(1) Included in these figures are the securities reported by Jacobs Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Nathalie Jacobs

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

NUMBER OF SHARES         7         SOLE VOTING POWER
BENEFICIALLY OWNED                 737,800
BY EACH REPORTING        8         SHARED VOTING POWER
PERSON WITH                        30,804,170(1)
                         9         SOLE DISPOSITIVE POWER
                                   737,800
                         10        SHARED DISPOSITIVE POWER
                                   30,804,170(1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,804,170(1)

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.4%

14        TYPE OF REPORTING PERSON
          IN

----------
(1) Included in these figures are the securities reported by Jacobs Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs and Philippe Jacobs.

          This Schedule 13D (Amendment No. 9) relates to the registered shares, CHF 1.00 each, (the "Shares") of Adecco S.A. (the "Issuer") and amends and supplements Schedule 13D (Amendment No. 8) filed on September 15, 2005.

ITEM 1.   SECURITY AND ISSUER

          No change.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 is hereby amended and restated as follows:

          This statement on Schedule 13D is being filed by Jacobs Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs (together, the "Reporting Persons").

          On November 21, 2005, the Reporting Persons agreed to potentially acquire additional Shares through Jacobs Venture AG. Jacobs Venture AG is 50.5% owned by Jacobs Holding AG, 22.2% by Klaus J. Jacobs, 18.4% by Renata I. Jacobs, 1.9% by Lavinia Jacobs, 2.3% by Nicolas Jacobs, 2.3% Philippe Jacobs and 2.3% Nathalie Jacobs.

          Pursuant to a memorandum of understanding between Klaus J. Jacobs and Philippe Foriel-Destezet dated November 21, 2005, it was agreed that Jacobs Venture AG would purchase a total of 24 million new Shares in two tranches of 12 million Shares each. As of the date hereof, no Shares have been acquired. However, for purposes of Section 13(d)3, a group may have been formed on November 21, 2005, when the Reporting Person agreed to acquire and hold Shares together. A separate Schedule 13D amendment will be filed when the Shares will be acquired by Jacobs Venture AG.

          1.        Jacobs Holding AG

          (a) - (c), (f): Jacobs Holding AG is a corporation organized under the laws of Switzerland whose principal business is to act as a holding company. The registered address of the principal office of Jacobs Holding AG is Seefeldquai 17, 8008 Zurich Switzerland, and the postal address is P.O. Box, 8034 Zurich, Switzerland.

          The share capital of Jacobs Holding AG is comprised of two classes of shares:
(i) "Partizipationsscheine" which carry all dividend and other economic rights, including, but not limited to, any proceeds from the dissolution of Jacobs Holding AG, and (ii) "Namenaktien" which carry all the voting rights and no economic rights. All "Partizipationsscheine" are held by the "Jacobs Foundation", a charitable foundation organized under the laws of Switzerland. The Jacobs Familienrat, a non-profit association organized under the laws of Switzerland, owns 89.9% of the "Namenaktien" and the "Jacobs Foundation" owns the remaining 10.1%. The President of the Jacobs Familienrat is, at present, Klaus J. Jacobs who was also elected chairman and chief executive officer of the Issuer on November 21, 2005.

          Jacobs Holding AG considers the Jacobs Familienrat a control person under the General Instruction C to Schedule 13D. However, Jacobs Holding AG believes that the Jacobs Familienrat has no control over investment and/or voting decisions of Jacobs Holding AG with respect to the Shares and the Jacobs Familienrat is not considered by Jacobs Holding AG as a beneficial owner of the Shares. Neither the Jacobs Foundation nor the Jacobs Familienrat has any other, direct or indirect, interest in the Shares.

          Listed on Schedule A and B attached hereto and incorporated herein by reference are the names of and certain information concerning the directors and executive officers of Jacobs Holding AG and the Jacobs Familienrat, respectively.

          (d)-(e): Neither Jacobs Holding AG nor the Jacobs Familienrat nor, to the best of their knowledge, any of the persons listed on Schedules A or B attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2.        Jacobs Venture AG

          (a) - (c), (f): Jacobs Venture AG is a corporation organized under the laws of Switzerland whose principal business is to act as a holding company. The registered address of the principal office of Jacobs Venture AG is Zugerstrasse 76b, c/o Zehnder, Schatti & Partner AG, CH-6340 Baar, Switzerland.

          Listed on Schedule C and D attached hereto and incorporated herein by reference are the names of and certain information concerning the directors and executive officers of Jacobs Venture AG.

          (d)-(e): Neither Jacobs Venture AG nor, to the best of their knowledge, any of the persons listed on Schedule C attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          3. Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs

          (a) - (c), (f): Klaus J. Jacobs is citizen of Switzerland. Klaus J. Jacobs is chairman and chief executive officer of the Issuer. His business address is Newsells Park, Barkway, Royston SG8 8 DA, United Kingdom.

          Renata I. Jacobs is citizen of Switzerland. She is resident, but not ordinary resident (non domiciled) in Newsells Park, Barkway, Royston SG8 8 DA, United Kingdom.

          Lavinia Jacobs is citizen of Switzerland. Lavinia Jacobs is student. Her residence is Schuracherstrasse 151, CH-8700 Kusnacht, Switzerland.

          Nicolas Jacobs is citizen of Switzerland. Nicolas Jacobs is student. His residence is Zeltweg 92, CH-8032 Zurich, Switzerland.

          Philippe Jacobs is citizen of Switzerland. Philippe Jacobs is student. His residence is St. Jakob Strasse 38, CH-9000 St. Gallen, Switzerland.

          Nathalie Jacobs is citizen of Switzerland. Nathalie Jacobs is student. Her residence is Rosenbergstrasse 56, CH-9000 St. Gallen, Switzerland.

          (d)-(e): None of Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs or Nathalie Jacobs has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          No change. Source and amount of funds to be used to purchase the Shares discussed under Item 1 will be disclosed when the beneficial ownership of such Shares will be transferred to Jacobs Venture AG.

ITEM 4.   PURPOSE OF TRANSACTION

          Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and restated as follows:

          (a)       (i)       Each of the Reporting Persons may be deemed to
                              beneficially own 30,804,170 Shares, or 16.4%, of the share capital of the Issuer as set forth on the applicable cover page.

                    (ii) Aside from Klaus J. Jacobs, of the other persons listed in Schedules A, B and C, the following persons beneficially own the number of Shares shown next to their names:

                              Rolando Benedick owns 2300 Shares.

          (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of Shares as to which there is sole or shared power to vote or direct vote or sole or shared power to dispose or to direct the disposition.

          (c)       Klaus J. Jacobs has acquired 56,484 shares on September 27,
2005.

          (d)       Not applicable.

          (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit No.    Description
          -----------    -------------------------------------------------------
               1         Joint Filing Agreement by and among the Reporting
                         Persons, dated as of November 26, 2005

               2 Power of Attorney granted by the Reporting Persons in favor of Dr. Andreas Jacobs, dated as of November 26, 2005

                      [SIGNATURE APPEARS ON FOLLOWING PAGE]

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2005

                                                     JACOBS HOLDING AG

                                                     By:    /s/ Andreas Jacobs
                                                            --------------------
                                                     Name:  Andreas Jacobs
                                                     Title: Chairman

                                                                      SCHEDULE A

          The following table sets forth the name, present principal occupation or employment of each director and each executive officer of Jacobs Holding AG.

                                                  Principal Occupation or
                                                  Employment and the Name,
                                                  Principal Business and Address
                           Residence or           of Organization in which such
Name                       Business Address       Employment is Conducted          Citizenship
-----------------------    -------------------    ------------------------------   -----------
Andreas Jacobs             Seefeldquai 17         N/A                              German
(Chairman of the Board)    8034 Zurich
                           Switzerland

Rolando Benedick           Waldstrasse 16         Chairman of the Board of         Swiss
(Board member)             4144 Arlesheim         Manor AG
                           Switzerland            Rebgasse 34
                                                  4058 Basel
                                                  Switzerland

Conrad Meyer               Hasenburg 2            Full Professor                   Swiss
(Board member)             8627 Gruningen         Zurich University
                           Switzerland            Plattenstrasse 14
                                                  8032 Zurich
                                                  Switzerland

Markus Fiechter            Seefeldquai 17         CEO, Jacobs Holding AG           Swiss
                           8034 Zurich
                           Switzerland

Daniel Pfister             Seefeldquai 17         CFO, Jacobs Holding AG           Swiss
                           8034 Zurich
                           Switzerland

                                                                      SCHEDULE B

          The following table sets forth the name, present principal occupation or employment of the president, and if applicable, each director and each executive officer of the Jacobs Familienrat. Currently, Klaus J. Jacobs serves as the president of the Jacobs Familienrat. There are no directors or executive officers.

                                                  Principal Occupation or
                                                  Employment and the Name,
                                                  Principal Business and Address
                           Residence or           of Organization in which such
Name                       Business Address       Employment is Conducted          Citizenship
-----------------------    -------------------    ------------------------------   -----------
Klaus J. Jacobs            Newsells Park          Chairman and CEO of the Issuer   Swiss
(President)                Barkway
                           Royston SG8 8 DA
                           United Kingdom

                                                                      SCHEDULE C

          The following table sets forth the name, present principal occupation or employment of each director and each executive officer of Jacobs Venture AG.

                                                  Principal Occupation or
                                                  Employment and the Name,
                                                  Principal Business and Address
                           Residence or           of Organization in which such
Name                       Business Address       Employment is Conducted          Citizenship
-----------------------    -------------------    ------------------------------   -----------
Andreas Jacobs             Seefeldquai 17         N/A                              German
(Chairman of the Board)    8034 Zurich
                           Switzerland

Rolando Benedick           Waldstrasse 16         Chairman of the Board of         Swiss
(Board member)             4144 Arlesheim         Manor AG
                           Switzerland            Rebgasse 34
                                                  4058 Basel
                                                  Switzerland

Conrad Meyer               Hasenburg 2            Full Professor                   Swiss
(Board member)             8627 Gruningen         Zurich University
                           Switzerland            Plattenstrasse 14
                                                  8032 Zurich
                                                  Switzerland

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------------------------------------------------------------
     1         Joint Filing Agreement by and among the Reporting Persons, dated as of November 26, 2005
     2         Power of Attorney granted by the Reporting Persons in favor of
               Dr. Andreas Jacobs, dated as of November 26, 2005